EXHIBIT 97
Incentive Compensation Recoupment Policy of Supernus Pharmaceuticals, Inc.
Recitals
Whereas, the Board of Directors (the “Board”) of Supernus Pharmaceuticals, Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy; and
Whereas, the Securities and Exchange Commission (the “SEC”) and Nasdaq have adopted rules requiring the recoupment of certain erroneously awarded incentive compensation in the event the Company is required to prepare an accounting restatement under certain circumstances.
Resolutions
Resolved, that the Board has adopted this Incentive Compensation Recoupment Policy (the “Policy”);
Resolved, that the Policy permits the Company to recoup any bonuses and/or equity compensation awarded to a Covered Executive (as defined below) or vice president under certain circumstances when such person engaged in fraud, intentional misconduct or gross negligence;
Resolved, that the Policy requires the Company to recoup from a Covered Executive any erroneously awarded incentive compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (as defined below) under certain circumstances when the Company is required to prepare an accounting restatement; and
Resolved, that the Policy is not intended to limit the Covered Executives’ or vice presidents’ ability to make disclosures to, or initiate or participate in communications with, the EEOC, the NLRB, the Occupational Safety and Health Administration, the SEC or any other federal, state or local governmental agency or commission.
Policy
Administration: This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board (the “Compensation Committee”), in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals. This Policy applies to the Company’s current and former Executive Officers (the “Covered Executives”) and vice presidents.
Definitions: Certain capitalized terms used in this Policy have the meanings ascribed to such terms in this section.
(1)Erroneously awarded FRM-Based Incentive Compensation: For purposes of this Policy, “erroneously awarded FRM-Based Incentive Compensation” is the amount of FRM-Based Incentive Compensation received that exceeds the amount of FRM-Based Incentive Compensation that otherwise would have been received had it been determined based on the restated amounts, and shall be computed without regard to any taxes paid. For any FRM-Based Incentive Compensation based on stock price or TSR, where the amount of erroneously awarded FRM-Based Incentive Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

a.The amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or TSR upon which the FRM-Based Incentive Compensation was received; and
b.The Company shall maintain documentation of the determination of that reasonable estimate and shall provide such documentation to NASDAQ.

(2)Executive Officers: For purposes of this Policy, “Executive Officers” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant.
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(3)Financial Reporting Measure: For purposes of this Policy, “Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure derived wholly or in part from such measure, irrespective of whether presented within the financial statements or included in a filing with the SEC, including, without limitation, and as applicable, any measure in respect of the following: (i) revenues; (ii) net income; (iii) operating income; (iv) profitability of one or more reportable segments; (v) financial ratios (e.g., accounts receivable turnover and inventory turnover rates; (vi) earnings before interest, taxes, depreciation and amortization; (vii) funds from operations and adjusted funds from operations; (viii) liquidity (e.g., working capital, operating cash flow), (ix) return (e.g., return on invested capital, return on assets), (x) earnings per share; (xi) stock price; (xii) total shareholder return (“TSR”), whether relative or absolute; (xiii) tax basis income; or (xiv) a measure determined by the SEC to be a Financial Reporting Measure for purposes of Section 10D of the Securities Exchange Act of 1934, as amended and Rule 10D-1 promulgated thereunder.

(4)FRM-Based Incentive Compensation: For purposes of this Policy, “FRM-Based Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(5)Other Incentive Compensation: For purposes of this Policy, “Other Incentive Compensation” means any bonuses and/or equity compensation awarded to a Covered Executive or vice president.

(6)Performance Period: For purposes of this Policy, “Performance Period” means the period of a Covered Executive’s service with the Company and/or the measurement period for the attainment of the applicable Financial Reporting Measure(s) on which the grant, earning or vesting of the applicable FRM-Based Incentive Compensation is based.

Discretionary Recoupment: In the event that (a) the Board determines that a Covered Executive or vice president engaged in fraud, intentional misconduct or gross negligence, and (b) such fraud or intentional misconduct resulted in an incorrect determination that an Other Incentive Compensation performance goal had been achieved, then the Board may take appropriate action to recover from such Covered Executive or vice president any Other Incentive Compensation resulting from such incorrect determination. The Company may recoup Other Incentive Compensation paid to the Covered Executive or vice president who engaged in the fraud, intentional misconduct or gross negligence to the extent it was based on such incorrect determination, as determined by the Board.

Mandatory Recoupment: In the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then the Company will reasonably promptly take appropriate action to recover all erroneously awarded FRM-Based Incentive Compensation received by a person:
(1)After beginning service as an Executive Officer;

(2)Who served as an Executive Officer at any time during the Performance Period for the FRM-Based Incentive Compensation;

(3)While the Company has a class of securities listed on a national securities exchange or a national securities association;

(4)During the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described under the heading “Recoupment; Accounting Restatement” herein; and

(5)During any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years referenced in clause (iv). For the avoidance of doubt, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

For purposes of determining the relevant recovery period under clause (iv) above, the date that the Company is required to prepare an accounting restatement is the earlier to occur of (A) the date the Board, the Audit Committee,
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or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described above or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement as described above.
For purposes of this Policy, FRM-Based Incentive Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the FRM-Based Incentive Compensation award is attained, even if the payment or grant of the FRM-Based Incentive Compensation occurs after the end of that period.
(1)Whenever required by this Policy to recover erroneously awarded FRM-Based Incentive Compensation, the Company shall do so except to the extent that the conditions set forth below are met and the Company’s Compensation Committee or a majority of the independent directors serving on the Board has made a determination that recovery would be impracticable. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded FRM-Based Incentive Compensation based on the expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded FRM-Based Incentive Compensation, document such reasonable attempt(s) to recover, and provide that documentation to NASDAQ.

(2)Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded FRM-Based Incentive Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to NASDAQ, that recovery would result in such a violation, and shall provide such opinion to NASDAQ.

(3)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

The Company shall not indemnify any Covered Executive against the loss of erroneously awarded FRM-Based Incentive Compensation.
For the avoidance of doubt, FRM-Based Incentive Compensation that is based wholly or in part upon relative TSR is not subject to recoupment under this Policy as a result of accounting restatements by other issuers in the relevant peer group.
For the avoidance of doubt, the Company’s authority to recoup Other Incentive Compensation as described herein under the heading “Discretionary Recoupment” is separate and distinct from the requirement that it recover all erroneously awarded FRM-Based Incentive Compensation as described herein under the heading “Mandatory Recoupment”.
Method of Recoupment: The Board will determine, in its sole and absolute discretion, the method for recouping FRM-Based Incentive Compensation and Other Incentive Compensation hereunder, which may include, without limitation: (a) requiring reimbursement of cash FRM-Based Incentive Compensation or Other Incentive Compensation previously paid; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive or vice president; (d) cancelling outstanding vested or unvested equity awards; or (e) taking any other remedial or recovery action permitted by law or in equity, as determined by the Board.
Effective Date: This Policy applies to FRM-Based Incentive Compensated and Other Incentive Compensation received (in accordance with the rules set forth above) on or after October 2, , 2023 (the “Effective Date”).
Amendment; Termination: The Board may amend or terminate this Policy at any time.
Other Recoupment Rights: The Board may require that (i) any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive or vice president to agree to abide by the terms of this Policy and/or (ii) any Covered Executive or vice president sign an acknowledgement of this Policy, in such form as the Board, in its sole and absolute discretion, deems appropriate, as of the later of the Effective Date or the date as of which such Covered Executive or vice president commences service to the Company in such capacity and/or as of the adoption of any
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amendment to this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company. Nothing herein shall preclude the Company from pursuing any action permitted by law or in equity against a Covered Executive or vice president who engages in fraud, intentional misconduct or gross negligence which does not involve a restatement of financial results.
Successors: This Policy shall be binding and enforceable against all Covered Executives, vice presidents and their beneficiaries, heirs, executors, administrators or other legal representatives.
Adopted by the Board of Directors on November 1, 2023 and ratified by the Compensation Committee on November 1, 2023.

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